April 6, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Miles R. Greenberg
Chief Financial Officer
Lottery & Wagering Solutions Inc.
2250 NW 136 Avenue
Suite 103
Pembroke Pines, FL 33028

RE:	Lottery & Wagering Solutions Inc. (the "Company")
	Form 10-KSB for the fiscal year ended June 30, 2004
	Form 10-QSB for the quarterly period ended December 31, 2004
	File No. 000-22191


Dear Mr. Greenberg:

We have reviewed your response letters dated March 17 and March
29,
2005, and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.




Form 10-KSB for the year ended June 30, 2004

Item 6 - Management`s Discussion and Analysis
- Results of Operations for the year ended June 30, 2004 as compared with the year ended June 30 ,2003, page 11
- Foreign Income Taxes

1. We note your response to prior comment number two but reissue our comment. Your response was not fully responsive as you did not address whether the over accrual of $104,000 was material to either fiscal years ended June 30, 2004 and/or 2003 and if material, why this was not considered an error which should be accounted under paragraph 36 of SFAS No. 20. In this regard, change in accounting estimates results from new information or subsequent developments whereas an error in financial statements results from mistakes in the application of accounting principles or misuse of facts that existed at the time the financial statements are prepared. If the over accrual was not material, revise future filings to specifically state so in the MD&A and within your notes to the consolidated financial statements.

Consolidated Balance Sheets, page F-4

2. We note your response to prior comment number five. Please confirm to us that the Sakhalin Development Cost asset meets the criteria for "held for sale" classification within your consolidated financial statements in accordance with guidance set forth under paragraph 30 of SFAS No. 144. Further, in the period assets are classified as "held for sale," paragraph 47 of SFAS No. 144 requires the disclosure of certain information in the notes of the financial statements. Such information includes but is not limited to: (1) the facts and circumstances leading to the expected disposal; (2) the expected manner of disposal and; (3) timing of disposal. Please revise future filings as necessary to comply with the disclosure requirements under paragraph 47 and if applicable, paragraph 48 of SFAS No. 144.

3. We note your response to prior comment number 6. Please revise future filings to similarly disclose the nature of the "dividend payable, minority interest" within the notes to your consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies, page F-12

4. We note your response to prior comment number nine but reissue our comment. Your revised accounting policy did not address how you evaluate your investment in PLC for other than temporary declines in value. Specifically, your policy should discuss how often you evaluate your investment for impairment, and the factors, indicators and assumptions used by management to review and determine whether other than temporary declines in value exist. Accordingly, please tell us and revise future filings to describe in detail your accounting policy for assessing impairment of your cost investments.

Form 10-QSB for the quarter ended December 31, 2004

Note B - The Company, page 6

5. Reference is made to the eighth paragraph. Please tell us and revise future filings to describe in detail the nature of the costs comprising estimated future expenditures of $1,200,000 (i.e. contractual obligations, termination, moving and storage, security, etc.) and why you believe these costs should be recognized during quarter ended December 31, 2004 rather than in the period(s) they are actually incurred. Note that paragraph 43 of SFAS No. 144 states that "the results of operations of a component classified as held for sale shall be reported in discontinued operations in the period(s) in which they occur. Also, paragraph 35 of SFAS No. 144 describes certain costs that are included in measuring an asset held of sale;
however, these costs exclude expected future losses associated with the operations of a long-lived asset while it is classified as held for sale. In this regard, please tell us how your accounting treatment complies with the guidance outlined in SFAS No. 144. If you believe that SFAS No. 144 does not apply, please tell us why and the specific accounting guidance that that supports your treatment.
However, upon reassessing your accounting treatment, if necessary, please restate your December 31, 2004 quarterly financial statements to exclude the expected future losses from discontinued operations and recognize these future operating costs in the periods(s) they occur with appropriate note disclosure. We may have further comment upon receipt of your response.


* * * * *

You may contact Jean Yu at (202) 824-5421 or Joe Foti, Senior
Assistant Chief Accountant, at (202) 942-1952 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Joseph A. Foti
								Senior Assistant Chief
Accountant
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Miles Greenberg
Lottery & Wagering Solutions, Inc.
April 6, 2005
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